Exhibit 77(e)(1)

Directed Services LLC
1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2009

ING Partners, Inc.
7337 E. Doubletree Ranch Rd.
Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated April 28, 2006, as amended, between Directed Services LLC and Columbia Management Advisors, LLC, (the “Sub-Advisory Agreement”) the sub-advisory fee for ING Columbia Small Cap Value Portfolio (the “Portfolio”), formerly known as ING Columbia Small Cap Value II Portfolio, was reduced on August 29, 2008 and was further reduced on May 1, 2009.

Pursuant to a letter agreement dated August 29, 2008, in connection with the sub-advisory fee that was reduced on August 29, 2008, we agreed to lower the annual investment management fee for the Portfolio for the period from August 29, 2008 through and including May 1, 2010.

By our execution of this letter agreement, in connection with the sub-advisory fee that was further reduced on May 1, 2009, we hereby notify you of our intention to amend the letter agreement dated August 29, 2008 with respect to the Portfolio and to lower the annual investment management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2009 through and including May 1, 2010.  The Reduction shall be calculated as follows:

Reduction = 50% x (the savings to Directed Services LLC from the August 29, 2008 and May 1, 2009 expense reductions)

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic

Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:
ING Partners, Inc.
(on behalf of the Portfolio)

By:       /s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President